SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas – AmBev, hereby announces the expiration on June 9, 2009, of the term for the Company’s shareholders to subscribe the remaining unsubscribed shares issued as a result of the resolution taken in the Shareholders’ Extraordinary General Meeting held on April 28, 2009.

The unsubscribed 872 ordinary shares and 8,155 preferred shares will be sold on the São Paulo Stock Exchange, to the benefit of the Company, on June 18, 2009, being the Company’s Board of Directors empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6,404/76, article 166). The credit of the subscribed shares will be made on the day following the aforementioned Board of Directors meeting.

The Company’s Investor Relations Department remains available to clarify to shareholders any questions regarding this Notice by telephone (55-11) 2122-1415 or e-mail ir@ambev.com.br.

São Paulo, June 16, 2009.

Nelson José Jamel
Investor Relations’ Officer
Companhia de Bebidas das Américas – AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer